Linklaters 10th Floor, Alexandra House Chater Road Hong Kong Telephone (+852) 2842 4888 Facsimile (+852) 2810 8133/2810 1695

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ellie Bavaria

October 26, 2012

Re:	Republic of the Philippines

Amendment No. 1 to Registration Statement under Schedule B

File 333-183717

Ladies and Gentlemen:

Reference is made to Amendment No. 1 to the Registration Statement under Schedule B (the “Registration Statement”) (Registration No. 333-183717) of the Republic of the Philippines (the “Republic”) filed with the Commission via the EDGAR system on October 18, 2012 pursuant to the Securities Act of 1933. On behalf of the Republic, we hereby request that the Commission accelerate effectiveness of the Registration Statement to the close of business on October 29, 2012, or as soon as practicable thereafter.

If you have any questions regarding this request for acceleration, please do not hesitate to contact the undersigned at +852 2901 5159.

Yours sincerely,

/s/ Pamela Shores

Pamela Shores

For and on behalf of

Linklaters

A list of the names of the principals, solicitors and registered foreign lawyers of Linklaters in Hong Kong is open to inspection at its registered office at 10th Floor, Alexandra House, Chater Road, Hong Kong.

Linklaters Hong Kong is a law firm affiliated with Linklaters LLP, a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of the LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP and of the non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.